Contacts: **Ramses Erdtmann**
Pharmacyclics,Inc.
(408) 215-3325

Carolyn Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS ANNOUNCES APPOINTMENT OF NEW MANAGEMENT TEAM AND BOARD DIRECTOR TO ACCELERATE ITS FUTURE GROWTH

Sunnyvale, Calif. – February 12, 2009 -- Pharmacyclics, Inc. (Nasdaq: PCYC), a developmental stage biopharmaceutical company with four drug candidates in clinical testing and several late stage preclinical programs, announced today the appointment of a new management team and a new board member.

Robert W. Duggan, our Chairman of the Board, has been appointed CEO of the company after acting as interim CEO for the past five months. Mr. Duggan is considered one of the founders of robotic surgery. He served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan currently serves as a director of Intuitive Surgical, Inc. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. He received the Congressman's Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. He is a member of the University of California at Santa Barbara Foundation Board of Trustees. Mr. Duggan has been a member of Pharmacyclics' Board of Directors since September 2007.

Glenn C. Rice, Ph.D has been appointed President and COO. Dr. Rice has over 25 years of oncology drug development experience in the biopharmaceutical industry including research, preclinical and clinical trials as well as extensive experience in licensing, partnerships and M&A. He was the CEO and Founder of Bridge Laboratories (a large and pioneering international drug development contract research organization); Vice President of Biosciences at SRI International (management of 180 scientists and staff), Vice President of Research for ILEX Oncology, a NASDAQ listed company (acquired by Genzyme for $1B) and CEO and founder of Convergence Pharmaceuticals (acquired by ILEX). He has also co-founded the Critical Path Institute (a not for profit focused on regulatory innovation in Tucson AZ), EmergingMed, Inc. (a web based clinical trial prequalification and management service), and was part of the initial founding management of Cytokine Networks, Inc. Dr. Rice is currently an inventor on over 20 patents or patent applications and has authored over 75 manuscripts and book chapters.

Mr. Duggan commented, "Pharmacyclics has already benefitted greatly from Glenn's extensive biotechnology research and product development background that includes oncology, inflammation, neurobiology and cardiovascular diseases. Glenn's experience in regulatory affairs, international business development and fundraising will be an added plus as we evaluate opportunities to grow our business."

Dr. Maky Zanganeh has been previously appointed as Vice President of Business Development for Pharmacyclics. Dr. Zanganeh most recently accepted a position as Director General for the French government initiative biocluster project in France. Prior to that she served as Vice President of Business Development for Robert Duggan & Associates. From 1998 to 2003, Dr. Zanganeh was worldwide President Director General for Europe, Middle East and Africa and also became Vice President of Training & Education for Computer Motion Inc., the world initiator of medical robotics. Dr. Zanganeh received her degree from Louis Pasteur University in Strasbourg, France and her MBA from Schiller International University in France. She is fluent in French, German, Persian & English. Mr. Duggan added, "Maky is a gifted communicator and negotiator. Her persistence on a given course has few equals. She adds a great deal to our potential success."

Rainer (Ramses) Erdtmann has been appointed to head the Finance Department and oversees all financial matters for the company. Mr. Erdtmann began his career in Europe as an investment banker. He was accepted into the Investment Banking Program of Commerzbank in Germany after he graduated with distinction from the Westfaelische Wilhelms Universitaet in Muenster, majoring in Financing and Banking. He was later recruited by the asset management arm of Commerzbank and became a portfolio manager for international clients. The portfolio assets under management exceeded $1Billion Dollars. In 1994 he co-founded a German-based real estate company, United Properties Immobilien & Anlagen GmbH, which to date has successfully developed over 30 different projects and manages a portfolio of over 250 units. His main area of responsibility has been setting up the organization and overseeing the financial aspects of its operations. Mr. Erdtmann came to the US in the mid-nineties to manage the assets for a US equity pool and several European investors. He became actively involved in some of the holding companies and served on several of their boards. Building on his European network, he has since consulted high net-worth individuals and closed-end funds, and actively advised in the selection of US investments for over $500 Million. Furthermore he finalized over $120 Million of equity and debt transactions for private equity partnerships. "I have known Ramses for over 15 years, he has a strong analytical background, I am glad we could recruit him for this task," said Mr. Duggan.

Jason Adelman has been appointed as a new Board Member and member of the Audit Committee for Pharmacyclics. Mr. Adelman is the founder and Senior Managing Director of Burnham Hill Partners LLC ("BHP"), an investment and merchant banking firm headquartered in New York City. Mr. Adelman has extensive financing and merger and acquisition experience, typically involving complex balance sheets and operational restructurings. Prior to founding BHP, Mr. Adelman was Managing Director of Investment Banking in the New York office of H.C. Wainwright & Company, Inc.

Mr. Adelman began his career at Coopers and Lybrand LLP where he worked in the financial services industry consulting practice, with a particular focus on the hedge fund industry. Mr. Adelman is also the co-founder and a Managing Member of Cipher Capital Partners, a private investment entity that has invested, through its managed accounts, approximately $250 million in capital since 2006. Mr. Adelman graduated from the University of Pennsylvania with a BA, cum laude, in Economics (1991) and graduated from Cornell Law School (1994), where he was Editor of the Cornell International Law Journal. Mr. Adelman also serves on the audit and compensation committees of Trio-Tech International, an AMEX listed company. "Jason was a lead investment banker for Computer Motion. He was of major assistance on several of our pipe transactions and played a meaningful role in our successful merger agreement with Intuitive Surgical. He brings excellent experience and financial acumen to our Board," said Bob Duggan Chairman and CEO of Pharmacyclics.

About Pharmacyclics

Pharmacyclics® is committed to creating and developing novel pharmaceutical products that treat serious unmet medical needs in oncology and autoimmune diseases. Its deep and broad pipeline includes four innovative drug candidates that are currently under clinical development. The Company is headquartered in Sunnyvale, California and is listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com.

NOTE: Other than statements of historical fact, the statements made in this press release about future plans for and the timing of initiation of our clinical trials, progress of and reports of results from preclinical and clinical studies, expected effect of our products under development, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2008 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

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